EXHIBIT 99(b)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Quarter
	ended March 31		,
(in millions)	2004	2003

Earnings, including interest on deposits (1):
Income before income tax expense	$2,714	$2,314
Fixed charges	858	926

	$3,572	$3,240

Preferred dividend requirement	$—	$1
Ratio of income before income tax expense to net income	1.54	1.55

Preferred dividends (2)	$—	$2

Fixed charges (1):
Interest expense	808	879
Estimated interest component of net rental expense	50	47

	858	926

Fixed charges and preferred dividends	$858	$928

Ratio of earnings to fixed charges and preferred dividends (3)	4.16	3.49

Earnings, excluding interest on deposits:
Income before income tax expense	$2,714	$2,314
Fixed charges	488	499

	$3,202	$2,813

Preferred dividends (2)	$—	$2

Fixed charges:
Interest expense	808	879
Less interest on deposits	370	427
Estimated interest component of net rental expense	50	47

	488	499

Fixed charges and preferred dividends	$488	$501

Ratio of earnings to fixed charges and preferred dividends (3)	6.56	5.62

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.
(3)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.